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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                     For the fiscal year ended June 30, 1997

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                        Commission file number: 33-60032

                             BUCKEYE RETIREMENT PLAN

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                               Plan Number 334/002

       Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 1997 and 1996


================================================================================

                                           Audited Financial Statements and
                                           Supplemental Schedules
                                           Buckeye Retirement Plan


                                           Years ended June 30, 1997 and 1996
                                           with Report of Independent Auditors

                             Buckeye Retirement Plan

             Audited Financial Statements and Supplemental Schedules

                       Years ended June 30, 1997 and 1996




                                    Contents

Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits,
   with Fund Information....................................................2
Statement of Changes in Net Assets Available for Benefits,
   with Fund Information....................................................4
Notes to Financial Statements...............................................5


Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes..................9
Item 27d - Schedule of Reportable Transactions.............................10

                         Report of Independent Auditors

To the Buckeye Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Buckeye Retirement Plan (the Plan) as of June 30, 1997 and 1996, and the statement of changes in net assets available for benefits for the year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1997 and 1996 and the changes in net assets available for benefits for the year ended June 30, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1997, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits as of June 30, 1997 and 1996 and the statement of changes in net assets available for benefits for the year ended June 30, 1997 is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



November 25, 1997

                             Buckeye Retirement Plan

                 Statement of Net Assets Available for Benefits,
                              with Fund Information

                                  June 30, 1997


                                                               Fund Information
                             ------------------------------------------------------------------------------------------
                                Money                                Stock         Growth                      Buckeye
                               Market      Bond       Balanced       Index         Stock          Value         Stock
                                Fund       Fund         Fund          Fund          Fund          Fund          Fund         Total
                             -------------------------------------------------------------------------------------------------------
Investments at fair value:
  Mutual funds               $430,491    $320,554    $1,354,920    $2,519,541   $6,170,154    $1,958,656    $        -   $12,754,316
  Common stock of Buckeye
    Technologies Inc.               -           -             -             -            -             -     4,985,449     4,985,449
                             -------------------------------------------------------------------------------------------------------
Total investments             430,491     320,554     1,354,920     2,519,541    6,170,154     1,958,656     4,985,449    17,739,765


Employer contributions        147,375      92,288       358,944       695,961    1,578,378       709,130     1,405,140     4,987,216
    receivable

Cash and cash equivalents       2,960       3,105        18,726         9,756       40,843           432       184,130       259,952
Accrued income                  1,812       1,887        10,987            18           79            23            54        14,860
                             =======================================================================================================
Net assets available
     for benefits            $582,638    $417,834    $1,743,577    $3,225,276   $7,789,454    $2,668,241    $6,574,773   $23,001,793
                             =======================================================================================================

See accompanying notes.

                             Buckeye Retirement Plan

                 Statement of Net Assets Available for Benefits,
                              with Fund Information

                                  June 30, 1996



                                                                 Fund Information
                             -----------------------------------------------------------------------------------------
                               Money                                Stock        Growth                     Buckeye
                              Market        Bond      Balanced      Index         Stock        Value         Stock
                               Fund         Fund        Fund         Fund         Fund          Fund         Fund         Total
                             -------------------------------------------------------------------------------------------------------
Investments at fair value:
  Mutual funds                $321,156    $205,522    $ 861,790   $1,350,795    $3,999,685     $ 860,360    $       -    $7,599,308
  Common stock of Buckeye
     Technologies Inc.               -           -            -            -             -             -      816,365       816,365
                             -------------------------------------------------------------------------------------------------------
Total investments              321,156     205,522      861,790    1,350,795     3,999,685       860,360      816,365     8,415,673


Employer contributions
     receivable                182,549     108,779      402,004      657,157     1,933,356       597,027    1,063,677     4,944,549

Cash and cash equivalents            -           -            -            -             -             -    1,809,208     1,809,208

Accrued income and other           523        (204)        (807)       1,634        (1,426)           23        1,144           887
                             =======================================================================================================
Net assets available for
     benefits                 $504,228    $314,097   $1,262,987   $2,009,586    $5,931,615    $1,457,410   $3,690,394   $15,170,317
                             =======================================================================================================

See accompanying notes.

                             Buckeye Retirement Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                            Year ended June 30, 1997



                                                                      Fund Information
                              -----------------------------------------------------------------------------------------
                                 Money                                 Stock       Growth                      Buckeye
                                 Market      Bond       Balanced       Index        Stock         Value         Stock
                                 Fund        Fund         Fund         Fund         Fund           Fund         Fund         Total
                              ------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
Investment income:
  Net appreciation in fair
   value of investments        $      -    $  2,676   $  174,799    $  566,211   $  407,024    $  350,391   $  954,039   $ 2,455,140
  Interest and dividends         18,210      19,800       61,070        76,355      686,069       114,523        2,020       978,047
Employer contributions          147,375      92,288      358,944       695,961    1,578,378       709,130    1,405,140     4,987,216
                              ------------------------------------------------------------------------------------------------------
Total additions                 165,585     114,764      594,813     1,338,527    2,671,471     1,174,044    2,361,199     8,420,403

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Benefits paid to participants    65,188       8,087       61,673        55,469      234,908        90,170        7,041       522,536
Administrative expenses           2,429       1,617        5,833         9,112       24,254         6,489       16,657        66,391
                              ------------------------------------------------------------------------------------------------------
Total deductions                 67,617       9,704       67,506        64,581      259,162        96,659       23,698       588,927

Net increase prior to
     interfund transfers         97,968     105,060      527,307     1,273,946    2,412,309     1,077,385    2,337,501     7,831,476
Interfund transfers (net)       (19,558)     (1,323)     (46,717)      (58,256)    (554,470)      133,446      546,878             -
                              ------------------------------------------------------------------------------------------------------
Net increase                     78,410     103,737      480,590     1,215,690    1,857,839     1,210,831    2,884,379     7,831,476

Net assets available for
     benefits beginning
     of year                    504,228     314,097    1,262,987     2,009,586    5,931,615     1,457,410    3,690,394    15,170,317
                              ======================================================================================================
Net assets available for
     benefits at end of year   $582,638    $417,834   $1,743,577    $3,225,276   $7,789,454    $2,668,241   $6,574,773   $23,001,793
                              ======================================================================================================

See accompanying notes.

                           Buckeye Retirement Plan

                          Notes to Financial Statements

                                  June 30, 1997

-----------------------
1. DESCRIPTION OF PLAN
-----------------------
The following description of the Buckeye Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a noncontributory defined contribution plan covering all full-time salaried and hourly employees of Buckeye Technologies Inc. (the Plan Sponsor), formerly Buckeye Cellulose Corporation, and its wholly owned subsidiaries Buckeye Florida, Limited Partnership and, effective June 30, 1996, Buckeye Florida Corporation. Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June 30).

CONTRIBUTIONS

The Plan Sponsor makes an annual contribution to each participant's account based on the following formula:

 Contribution = participant's annual gross income x [1 + .5 (years of service)]%

Contributions are generally funded in the quarter following the Plan's year end.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the employer contribution and allocations of Plan earnings and administrative expenses. Earnings in each investment fund are allocated to participants' accounts based on the relative value of the account balances prior to the allocation of current year contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions by the Plan Sponsor.

VESTING

Participants are 100% vested after five years of credited service.

                             Buckeye Retirement Plan
                    Notes to Financial Statements (continued)

-----------------------
1. DESCRIPTION OF PLAN (continued)
-----------------------

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer contributions in 5% increments in any of the following seven investment options:

Money Market Fund--Funds are invested through a mutual fund in money market instruments backed by the U.S. government.

Bond Fund--Funds are invested through a mutual fund in a diversified portfolio of primarily U.S. government securities and high quality corporate bonds.

Balanced Fund--Funds are invested through a mutual fund in a combination of common stocks, bonds and cash.

Stock Index Fund--Funds are invested through a mutual fund in stocks of the Standard & Poor's 500 Index.

Growth Stock Fund--Funds are invested through a mutual fund in common stock of companies with growth potential.

Value Fund--Funds are invested through a mutual fund in equity securities.

Buckeye Stock Fund--Funds are invested in the Plan Sponsor's common stock.

Participants may change their investment options quarterly.

-----------------------
2. ACCOUNTING POLICIES
-----------------------

INVESTMENTS

Investments are stated at fair market value (based on quoted market prices) with the change in carrying value reported as the net change in unrealized appreciation or depreciation in aggregate fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

                            Buckeye Retirement Plan
                    Notes to Financial Statements (continued)

----------------------
2. ACCOUNTING POLICIES (continued)
----------------------

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

-----------------------------
3. RELATED PARTY TRANSACTIONS
-----------------------------
The Plan purchased 125,276 and sold 7,245 shares of the Plan Sponsor's common stock during the year. The Plan held 147,717 and 29,686 shares of the Plan Sponsor's common stock with a market value of $4,985,449 and $816,365 at June 30, 1997 and 1996, respectively. There were no other transactions with related parties.

---------------------------------------------------------
4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
---------------------------------------------------------
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         June 30
                                                  ------------------------------
                                                      1997            1996
                                                  -------------   --------------

Net assets available for benefits per
     the financial statements                       $23,001,793    $ 15,170,317
Amounts allocated to withdrawn participants             (95,013)       (146,834)
                                                  ------------------------------
Net assets available for benefits per
      the Form 5500                                 $22,906,780     $15,023,483
                                                  ==============================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                    Year ended
                                                                  June 30, 1997
                                                                ----------------

Benefits paid to participants per the financial statements          $  522,536
Add:  Amounts allocated on Form 5500 to withdrawn
       participants at June 30, 1997                                    95,013
Less: Amounts allocated on Form 5500 to withdrawn
       participants at June 30, 1996                                  (146,834)
                                                                ----------------
Benefits paid to participants per the Form 5500                     $  470,715
                                                                ================

                            Buckeye Retirement Plan
                    Notes to Financial Statements (continued)

--------------------
5. PLAN TERMINATION
--------------------
Although it has not expressed any intent to do so, the Plan Sponsor has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become 100 percent vested in their accounts.

---------------------
6. INCOME TAX STATUS
---------------------
The Internal Revenue Service has ruled in a determination letter dated December 23, 1994 that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                        Buckeye Retirement Plan

            Item 27a- Schedule of Assets Held for Investment Purposes

                                  June 30, 1997



        Description of Investment
         Including Maturity Date,        Number
            Rate of Interest,              of                           Current
          Par or Maturity Value          Shares          Cost            Value
--------------------------------------------------------------------------------

Federated Short Term U.S. Government
  Treasury                               430,491    $   430,491     $   430,491
Strong Government Securities Fund         30,704        314,662         320,554
Dodge & Cox Balanced Fund                 20,598      1,136,023       1,354,920
Vanguard Institutional Index Fund         30,592      1,885,329       2,519,541
Janus Fund, Inc.                         223,394      5,214,039       6,170,154
MAS Value Fund                           103,687      1,593,503       1,958,656
Buckeye Technologies Inc.
  common stock*                          147,717      3,898,044       4,985,449
                                                   =============================
                                                    $14,472,091     $17,739,765
                                                   =============================

* Denotes a party-in-interest of the plan.

                             Buckeye Retirement Plan
                  Item 27d--Schedule of Reportable Transactions

                            Year ended June 30, 1997


                                                                                                                Current
                                                                                                                Value of
       Identity                       Description           Number                                              Asset on       Net
          of                              of                  of        Purchase      Selling      Cost of     Transaction   Gain or
    Party Involved                    Investment         Transactions     Price        Price        Asset         Date        (Loss)
------------------------------------------------------------------------------------------------------------------------------------

CATEGORY (i)--SINGLE TRANSACTION IN EXCESS
      OF 5 PERCENT OF PLAN ASSETS
Purchases of assets:
  First Tennessee Bank* Janus Fund                             1       $1,933,361   $        -    $1,933,361    $1,933,361   $     -
                        Fidelity Institutional Cash            1        1,063,677            -     1,063,677     1,063,677         -
                              US Government
                        Fidelity Institutional Cash            1        1,933,356            -     1,933,356     1,933,356         -
                              US Government

Sale of assets:
  First Tennessee Bank* Fidelity Institutional Cash            1        1,933,361            -     1,933,361     1,933,361         -
                              US Government

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS
      OF 5 PERCENT OF PLAN ASSETS
Purchases of assets:
  First Tennessee Bank* Buckeye Technologies Inc.*            31        2,314,945            -     2,314,945     2,314,945         -
                        Janus Fund                            24        2,821,151            -     2,821,151     2,821,151         -
                        MAS Value Fund                        20        1,084,341            -     1,084,341     1,084,341         -
                        Vanguard Institutional Index Fund     24          900,011            -       900,011       900,011         -
                        Fidelity Institutional Cash          259        6,422,401            -     6,422,401     6,422,401         -
                          US Government
Sales of assets:
  First Tennessee Bank* Janus Fund                            33                -    1,072,753       953,094     1,072,753   119,659
                        Fidelity Institutional Cash          197                -    6,954,605     6,954,603     6,954,605         0
                          US Government
                        Buckeye Technologies Inc.*            19                -      170,234       148,564       170,234    21,670
                        MAS Value Fund                        28                -      327,942       297,588       327,94     30,354
                        Vanguard Institutional Index Fund     27                -      310,976       262,804       310,976    48,172

There were no category (ii) or (iv) reportable transactions during the year ended June 30, 1997

* Denotes a party-in-interest of the plan.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Cellulose Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN



By:  /s/ DAVID H. WHITCOMB
   ------------------------------------
   David H. Whitcomb,
   Sr. Vice President-Finance

   Date: December 19, 1997